UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

RINGCENTRAL, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

76680R206

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76680R206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vlad Vendrow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,234,029 (1)(2)(3)
	6.	Shared Voting Power 615,330
	7.	Sole Dispositive Power 3,234,029 (1)(2)(3)
	8.	Shared Dispositive Power 615,330
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,849,359 (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.52% (2)(3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 3,748,325 shares of Class B Common Stock and (ii) 101,034 shares of Class A Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 65,854,855 shares of Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person, (iii) 6,034 shares of Class A Common Stock underlying restricted stock units subject to a restricted stock agreement that are scheduled to vest within 60 days of December 31, 2017 and (iii) 90,000 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2017. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 76680R206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Vlad Vendrow Trust dated March 13, 2007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,859,965 (1)(2)(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,859,965 (1)(2)(3)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,859,965 (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.16%(2)(3)(4)
12.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 2,859,965 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 65,854,855 shares of Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 76680R206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Regina Vendrow 2015 Vendrow Children’s Trust dated October 30, 2015 FBO Joshua L Vendrow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 205,110 (1)(2)(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 205,110 (1)(2)(3)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,110 (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.31% (2)(3)(4)
12.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 205,110 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 65,854,855 shares of Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 76680R206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Regina Vendrow 2015 Vendrow Children’s Trust dated October 30, 2015 FBO Edward B Vendrow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 205,110 (1)(2)(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 205,110 (1)(2)(3)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,110 (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.31% (2)(3)(4)
12.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 205,110 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 65,854,855 shares of Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 76680R206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Regina Vendrow 2015 Vendrow Children’s Trust dated October 30, 2015 FBO David G Vendrow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 205,110 (1)(2)(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 205,110 (1)(2)(3)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,110 (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.31% (2)(3)(4)
12.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 205,110 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 65,854,855 shares of Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 1.

(a)	Name of Issuer:

RingCentral, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

20 Davis Drive Belmont, CA 94002

Item 2.

(a)	Name of Person Filing:

Vlad Vendrow

The Vlad Vendrow Trust dated March 13, 2007 (the “Trust I”). Mr. Vendrow is the trustee of Trust I.

The Regina Vendrow 2015 Vendrow Children’s Trust dated October 30, 2015 FBO Joshua L Vendrow (the “Trust II”). Joshua Vendrow is the child of Vlad Vendrow.

The Regina Vendrow 2015 Vendrow Children’s Trust dated October 30, 2015 FBO Edward B Vendrow (the “Trust III”). Edward Vendrow is the child of Vlad Vendrow.

The Regina Vendrow 2015 Vendrow Children’s Trust dated October 30, 2015 FBO David G Vendrow (the “Trust IV”). David Vendrow is the child of Vlad Vendrow.

Mr. Vendrow, Trust I, Trust II, Trust III and Trust IV are individually referred to herein as “Reporting Person” and collectively, as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

The address and principal business office of each Reporting Person is:

c/o RingCentral, Inc., 20 Davis Drive, Belmont, CA 94002

(c)	Citizenship:

Mr. Vendrow is a U.S. citizen.

Trust I is organized under the laws of California.

Trust II is organized under the laws of California.

Trust III is organized under the laws of California.

Trust IV is organized under the laws of California.

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

76680R206

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by the Reporting Person were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A Common Stock owned by such person and (ii) calculating the percentages of the Class A Common Stock owned by such person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 65,854,855 shares of Class A Common Stock and 12,199,332 shares of Class B Common Stock outstanding at December 31, 2017.

The shares beneficially owned by Mr. Vendrow consist of (i) 98,580 shares of Class B Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2017, (ii) 2,859,965 shares of Class B Common Stock held of record by Trust I, (iii) 205,110 shares of Class B Common Stock held of record by Trust II, (iv) 205,110 shares of Class B Common Stock held of record by Trust III, (v) 205,110 shares of Class B Common Stock held of record by Trust IV, (vi) 174,450 shares of Class B Common Stock held of record by Mr. Vendrow’s children, (v) 5,000 shares of Class A Common Stock held of record by Mr. Vendrow’s child, (vi) 90,000 shares of Class A Common Stock shares issuable pursuant to stock options exercisable within 60 days of December 31, 2017 and (vii) 6,034 shares of Class A Common Stock underlying restricted stock units subject to a restricted stock agreement that are scheduled to vest within 60 days after December 31, 2017. As sole trustee of Trust I, Mr. Vendrow may be deemed to hold voting and dispositive power with respect to the shares held by Trust I. Mr. Vendrow may be deemed to hold voting and dispositive power with respect to the shares held by Trust II, Trust III and Trust IV, which are administered for the benefit of Mr. Vendrow’s children. Mr. Vendrow serves as custodian of his minor children’s accounts and may be deemed to hold voting and dispositive power with respect to the shares in such accounts. The 188,580 shares underlying the options that are exercisable within 60 days of December 31, 2017 and the 6,034 shares underlying restricted stock units subject to a restricted stock agreement that are scheduled to vest within 60 days after December 31, 2017 are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

Vlad Vendrow

	Class A	Class B
(a) Amount beneficially owned:	3,849,359	3,748,325
(b) Percent of class:	5.52%	30.73%
(c) Number of shares as to which person has:	—	—
(i) Sole power to vote or to direct the vote	3,234,029	3,132,995
(ii) Shared power to vote or to direct the vote	615,330	615,330
(iii) Sole power to dispose or to direct the disposition of	3,234,029	3,132,995
(iv) Shared power to dispose or to direct the disposition of	615,330	615,330

Trust I

	Class A	Class B
(a) Amount beneficially owned:	2,859,965	2,859,965
(b) Percent of class:	4.16%	23.44%
(c) Number of shares as to which person has:	—	—
(i) Sole power to vote or to direct the vote	2,859,965	2,859,965
(ii) Shared power to vote or to direct the vote	—	—
(iii) Sole power to dispose or to direct the disposition of	2,859,965	2,859,965
(iv) Shared power to dispose or to direct the disposition of	—	—

Trust II

	Class A	Class B
(a) Amount beneficially owned:	205,110	205,110
(b) Percent of class:	0.31%	1.68%
(c) Number of shares as to which person has:	—	—
(i) Sole power to vote or to direct the vote	205,110	205,110
(ii) Shared power to vote or to direct the vote	—	—
(iii) Sole power to dispose or to direct the disposition of	205,110	205,110
(iv) Shared power to dispose or to direct the disposition of	—	—

Trust III

	Class A	Class B
(a) Amount beneficially owned:	205,110	205,110
(b) Percent of class:	0.31%	1.68%
(c) Number of shares as to which person has:	—	—
(i) Sole power to vote or to direct the vote	205,110	205,110
(ii) Shared power to vote or to direct the vote	—	—
(iii) Sole power to dispose or to direct the disposition of	205,110	205,110
(iv) Shared power to dispose or to direct the disposition of	—	—

Trust IV

	Class A	Class B
(a) Amount beneficially owned:	205,110	205,110
(b) Percent of class:	0.31%	1.68%
(c) Number of shares as to which person has:	—	—
(i) Sole power to vote or to direct the vote	205,110	205,110
(ii) Shared power to vote or to direct the vote	—	—
(iii) Sole power to dispose or to direct the disposition of	205,110	205,110
(iv) Shared power to dispose or to direct the disposition of	—	—

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2018

/s/ Vlad Vendrow
Vlad Vendrow

THE VLAD VENDROW TRUST DATED MARCH 13, 2007

By:	/s/ Vlad Vendrow
Name: Vlad Vendrow Title: Trustee

THE REGINA VENDROW 2015 CHILDREN’S TRUST DATED OCTOBER 30, 2015 FBO JOSHUA L VENDROW

By:	/s/ Regina Vendrow
Name: Regina Vendrow Title: Trustee

THE REGINA VENDROW 2015 CHILDREN’S TRUST DATED OCTOBER 30, 2015 FBO EDWARD B VENDROW

By:	/s/ Regina Vendrow
Name: Regina Vendrow Title: Trustee

THE REGINA VENDROW 2015 CHILDREN’S TRUST DATED OCTOBER 30, 2015 FBO DAVID G VENDROW

By:	/s/ Regina Vendrow
Name: Regina Vendrow Title: Trustee